SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

SBS Broadcasting S.A.

(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING

SBS BROADCASTING SA
REPORTS FIRST QUARTER RESULTS

Net Revenues up 1%
Station Operating Cash Flow improved by 51%

Same Station Operating Loss decreased by 53%
Same Station Operating Cash Flow improved by 94%

LUXEMBOURG, May 13, 2002 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months ended March 31, 2002.

Results, which are attached, are in thousands of euros (except share data) converted from local currencies. The following interim report should be read in conjunction with the accompanying unaudited interim financial statements. Financial highlights are as follows:

	Three months ended March 31,		
	2002	**2001**	**% Change**
Net revenue	€107,021	€106,466	1%
Operating loss [1]	(12,091)	(20,066)	40%
Station operating cash flow [2]	(3,805)	(7,730)	51%
Net loss [1]	(19,927)	(26,425)	25%
Net loss per share, basic and diluted	€(0.70)	€(0.97)	28%
Average shares outstanding (000's)	28,333	27,107	5%

Same Stations [3]	Three months ended March 31,		
	2002	**2001**	**% Change**
Net revenue	€103,074	€105,153	(2)%
Operating loss [1]	(8,475)	(18,103)	53%
Station operating cash flow [2]	(341)	(6,124)	94%

1. Operating loss and net loss for the three months ended March 31, 2001, included goodwill amortization of €1,639,000 and €3,975,000, respectively. Operating loss and net loss for the corresponding period in 2002 includes no amortization of goodwill, as we have applied the Statements of Financial Accounting Standards No 142, effective January 1, 2002.

2. Station operating cash flow is defined as operating loss plus corporate expenses, non-cash compensation, depreciation and amortization expenses.

3. Same Stations information is adjusted for revenue and results at V8, which was not owned in the three months ended March 31, 2001, prima TV, which was not consolidated in the three months ended March 31, 2002, and Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Commenting on the results, Michael Finkelstein, SBS's Chief Executive Officer, said: "In the first quarter we continued to operate in a weak advertising environment in most of our markets. However in the first quarter our ability to reduce operating expenses as a percentage of revenue drove our bottom line results, with same station operating cash flow improving 94% and our same station operating loss improving 53%.

"The cost control program implemented over the past six months continues to produce strong returns as we reduced our same station operating and SG&A expenses by approximately 7%. We are continuing to focus on our costs and expect to implement further reductions in the future."

From January 1, 2002, we prepare our financial statements in euros and in accordance with US generally accepted accounting principles. Comparative prior year financial statements have been restated and presented in euros.

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroners, Hungarian forints and euros, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars and other currencies. Balance sheet accounts are translated from foreign currencies into euros at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are reflected as a component of shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three months ended March 31, 2002 compared to the three months ended March 31, 2001, we divide our operations into three categories:

- "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8, (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2 (in Hungary), prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

- "Radio operations", which include: The Voice and Voice POP in Copenhagen, The Voice and Voice POP in Odense, and from October 1, 2001, The Voice in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg and Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

- "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-ventures in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

Results from TV3 in Switzerland, through to November 30, 2001, TVN in Poland, prima TV in Romania from July 1, 2001, ATV in Austria from November 1, 2001, and Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in loss of unconsolidated subsidiaries.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities, which are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended March 31,	
	2002	**2001**
Station operating expenses	82.6%	83.2%
Selling, general and administrative expenses	21.0%	24.1%
Corporate expenses	2.4%	3.5%
Non-cash compensation	0.2%	0.3%
Depreciation and amortization	5.1%	7.7%

Three months ended March 31, 2002 compared to three months ended March 31, 2001

Net Revenue

Net revenue increased €555,000, or 1%, from €106,466,000 for the three months ended March 31, 2001 to €107,021,000 for the three months ended March 31, 2002. The increase was primarily attributable to increased net revenues of €1,789,000, or 2%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased net revenues of €5,802,000, or 18%, from our Dutch Television operations, mainly due to revenues of €3,947,000 from V8, which was not owned by us in the three months ended March 31, 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €1,855,000, or 6%, mainly due to an increased television advertising market. TV2 in Hungary had increased euro-reported revenues of €982,000, mainly due to the strengthening of the Hungarian forint against the euro. Our Danish Television operations and Kanal 5 had decreased revenues of €2,614,000, or 22%, and €729,000, or 5%, respectively, due to a decrease in the Danish and Swedish television advertising markets. VT4 had decreased revenues of €1,876,000, or 14%, mainly due to decreased barter revenues, which decrease almost corresponded to the decrease in marketing expenses at VT4. TVNorge had marginally increased net revenues as compared to the same period last year.

Our Radio operations net revenues decreased €884,000, or 10%, mainly due to the absence of revenues at Lampsi, which was not broadcasting in the three months ended March 31, 2002, and decreased revenues in our Swedish and Finnish Radio operations, due to a decrease in the local advertising markets.

SBS New Media net revenues decreased €350,000, or 20%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

Station operating expenses decreased €156,000, from €88,556,000 for the three months ended March 31, 2001 to €88,400,000 for the three months ended March 31, 2002. Station operating expenses expressed as a percentage of net revenues was 83.2% and 82.6% for the three months ended March 31, 2001 and 2002, respectively.

Our Television operations had unchanged station operating expenses for the three months ended March 31, 2002, compared to the three months ended March 31, 2001, despite an increase in station operating expenses of €6,011,000 at V8, which was not owned by us in the three months ended March 31, 2001. This increase was offset by decreased programming expenses at our Danish Television operations and TVNorge of €2,468,000, or 27%, and €1,390,000, or 17%, respectively, and the absence in 2002 of operating expenses of €2,072,000 at prima TV, which was not consolidated in the three months ended March 31, 2002.

Our Radio operations had decreased station operating expenses of €218,000, or 6%, primarily due to general savings at our Swedish and Finnish Radio operations, and savings related to Lampsi, which was not broadcasting in the three months ended March 31, 2002.

SBS New Media had increased station operating expenses of €35,000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased €3,214,000, or 13%, from €25,640,000 for the three months ended March 31, 2001 to €22,426,000 for the three months ended March 31, 2002, primarily attributable to decreases of €2,585,000, or 12%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues was 24.1% and 21.0% for the three months ended March 31, 2001 and 2002, respectively.

The decrease in selling, general and administrative expenses at our Television operations was mainly due to decreased marketing expenses of €1,790,000 and €1,114,000 at VT4 and Kanal 5, respectively. The decrease was partially offset by selling, general and administrative expenses of €1,255,000 at V8, which was not owned by us in the three months ended March 31, 2001.

Our Radio operations had decreased selling, general and administrative expenses of €300,000, or 7%, primarily due to general savings at our Swedish and Finnish Radio operations, and savings related to Lampsi, which was not broadcasting in the three months ended March 31, 2002.

SBS New Media had decreased selling, general and administrative expenses of €329,000, mainly due to general savings at vt4.net.

Corporate Expenses

Corporate expenses decreased €1,178,000, or 31%, from €3,770,000 for the three months ended March 31, 2001 to €2,592,000 for the three months ended March 31, 2002, mainly as a consequence of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues was 3.5% and 2.4% for the three months ended March 31, 2001 and 2002, respectively.

Non-cash Compensation

Non-cash compensation decreased €161,000, or 44%, from €368,000 for the three months ended March 31, 2001 to €207,000 for the three months ended March 31, 2002, mainly due to the absence in 2002 of the compensation expense to our former Chief Operating Officer.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €2,711,000, or 33%, from €8,198,000 for the three months ended March 31, 2001 to €5,487,000 for the three months ended March 31, 2002, mainly attributable to the absence in 2002 of goodwill amortization of €1,639,000, as we have applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues was 7.7% and 5.1% for the three months ended March 31, 2001 and 2002, respectively.

Operating Loss

Operating loss decreased €7,975,000, or 40%, from €20,066,000 for the three months ended March 31, 2001 to €12,091,000 for the three months ended March 31, 2002, primarily attributable to decreased operating losses of €6,772,000 at our Television operations.

The decrease in our operating losses was achieved despite an operating loss in 2002 of €3,445,000 at V8, which was not owned by us in the three months ended March 31, 2001, and increased losses of €301,000 at Lampsi, which was not broadcasting in the three months ended March 31, 2002. Such losses were partly offset by the absence of losses in 2002 of €2,093,000 at prima TV, which was not consolidated in the three months ended March 31, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating loss decreased €9,628,000, or 53%, from €18,103,000 for the three months ended March 31, 2001 to €8,475,000 for the three months ended March 31, 2002.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €5,031,000, or 76%, from €6,579,000 for the three months ended March 31, 2001 to €1,548,000 for the three months ended March 31, 2002. The decrease was mainly attributable to the absence of net losses of €3,412,000 in 2002 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €2,336,000 related to our equity investments in TVN in Poland and Radio Noordzee.

Net Interest Expense

Net interest expense increased €3,211,000, or 91%, from €3,526,000 for the three months ended March 31, 2001, to €6,737,000 for the three months ended March 31, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains (Losses), Net

Foreign exchange gains (losses), net, decreased €3,279,000, from a gain of €1,679,000 for the three months ended March 31, 2001 to a loss of €1,600,000 for the three months ended March 31, 2002, primarily attributable to a currency gain in 2001 on our €134 million secured bridge facility with DLJ Capital Funding Inc., as opposed to a currency loss in 2002 on our $75 million Convertible Debentures.

Other Expenses, Net

Other expenses, net, decreased €315,000, or 90%, from €351,000 for the three months ended March 31, 2001 to €36,000 for the three months ended March 31, 2002.

Net Loss

As a result of the foregoing, our net loss decreased €6,498,000, or 25%, from €26,425,000 for the three months ended March 31, 2001 to €19,927,000 for the three months ended March 31, 2002.

Station Operating Cash Flow

"Station operating cash flow" is operating loss plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under generally accepted accounting principles.

Station operating cash flow for the three months ended March 31, 2002, was a loss of €3,805,000 as compared to a loss of €7,730,000 for the three months ended March 31, 2001. The improvement was primarily attributable to improved station operating cash flow at our Dutch Television operations (excluding V8), and Kanal 5, of €2,735,000 and €1,049,000, respectively, and decreased losses at TVNorge and our Danish Television operations of €1,745,000 and €1,440,000, respectively. Such improvements were partly offset by a station operating cash flow loss of €3,319,000 at V8, which was not owned by us in 2001, and increased losses of €1,794,000 at TV2 in Hungary.

Disclosure required by the Indenture

	Three months ended March 31, 2002	Last twelve months ended March 31, 2002
Restricted Group adjusted EBITDA [(1) (2)]	€ 389	€ 44,074
Unrestricted Group adjusted EBITDA [(1) (2)]	(6,786)	(18,047)
Consolidated adjusted EBITDA [(1)]	€ (6,397)	€ 26,027

1. Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and as noted above we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly entitled measures of other companies.

2. Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that we continue to operate in a weak advertising environment in most of our markets; our ability to reduce operating expenses as a percentage of revenue; the statement that our cost control program is producing strong returns; the statement that we are continuing to focus on costs and expect to implement further reductions in the future. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations, web sites and/or services; the effects of technological changes in broadcasting and Internet technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS Broadcasting SA will hold a conference call to discuss its first quarter results on May 14th at 10:00 a.m. (New York Time) - 15:00 (London Time). To access the conference call, please dial 973-633-1010. The call will be web cast live and archived for replay at www.sbsbroadcasting.com.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors:	Press:	
Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667 Fax: +1 212 986 8302 smarg@braincomm.com	Glen Dickson Brainerd Communicators, Inc. Tel: +1 212 986 6667 Fax: +1 212 986 8302 dickson@braincomm.com	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924 Fax: +44 207 282 8040 catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended March 31, 2002	2001
Net revenue	€ 107,021	€ 106,466
Operating expenses:		
Station operating expenses	88,400	88,556
Selling, general and administrative expenses	22,426	25,640
Corporate expenses	2,592	3,770
Non-cash compensation	207	368
Depreciation	3,383	4,155
Amortization	2,104	4,043
Total operating expenses	119,112	126,532
Operating loss	(12,091)	(20,066)
Equity in loss of unconsolidated subsidiaries	(1,548)	(6,579)
Interest income	322	1,149
Interest expense	(7,059)	(4,675)
Foreign exchange gain (loss), net	(1,600)	1,679
Other expense, net	(36)	(351)
Loss before income taxes and minority interest	(22,012)	(28,843)
Income taxes	(123)	(106)
Loss before minority interest	(22,135)	(28,949)
Minority interest in losses	2,208	2,524
Net loss	€ (19,927)	€ (26,425)
Net loss per common share, basic and diluted	€ (0.70)	€ (0.97)
Average common shares outstanding (in thousands)	28,333	27,107

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	March 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and short-term cash investments	€ 55,660	€ 70,393
Accounts receivable trade, net of allowance for doubtful accounts of €2,187 (€2,124 in 2001)	78,298	76,631
Accounts receivable, affiliates	1,714	1,212
Restricted cash and cash in escrow	1,251	3,341
Program rights inventory, current	116,665	100,641
Other current assets	30,997	30,544
Total current assets	284,585	282,762
Buildings, improvements, technical and other equipment, net of accumulated depreciation	34,757	35,986
Goodwill and intangible assets, net of accumulated amortization	101,322	97,971
Program rights inventory, non-current	79,659	71,705
Deferred financing cost, net of accumulated amortization	7,411	7,753
Investments in and advances to unconsolidated subsidiaries, net	183,699	189,227
Investments in equity securities	13,926	13,986
Notes receivable	812	1,982
Other assets	2,448	1,261
Total assets	€ 708,619	€ 702,633
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	€ 31,942	€ 27,216
Accrued expenses	71,726	60,787
Program rights payable, current	69,424	66,935
Notes payable, current	1,405	1,925
Current portion of long-term debt	3,477	3,430
Deferred income, current	18,526	19,661
Total current liabilities	196,500	179,954
Program rights payable, non-current	31,934	21,937
Convertible subordinated notes due 2004	86,039	84,260
12% senior notes due 2008	135,000	135,000
Other long-term debt	20,207	19,827
Deferred income, non-current	-	2,004
Other non-current liabilities	7,442	8,065
Minority interests	16,362	17,953
Shareholders' equity:		
Common Shares (authorized 75,000, issued 28,351 at par value € 2.00)	56,703	56,703
Additional paid-in capital	616,845	616,845
Accumulated deficit	(459,222)	(439,295)
Unearned compensation	(621)	(828)
Treasury Shares at cost (18 Common Shares)	(502)	(502)
Other comprehensive income	1,932	710
Total shareholders' equity	215,135	233,633
Total liabilities and shareholders' equity	€ 708,619	€ 702,633

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

SBS BROADCASTING S.A.

By: [signature]
Name: Michael Finkelstein
Title: Vice Chairman &
Chief Executive Officer